July 22, 2013

Mr. Todd Schiffman, Assistant Director

Mr. Michael Clampitt, Senior Attorney

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F St. NE

Washington, DC 20549

RE:                          Talmer Bancorp, Inc.

Amendment No. 1 to Confidential Draft Registration Statement on Form S-1

Confidentially Submitted on September 26, 2012

CIK No. 0001360683

Dear Mr. Schiffman:

This letter is being submitted in response to certain comments provided by the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated October 15, 2012 (the “Comment Letter”) with respect to the above-referenced Confidential Draft Registration Statement on Form S-1 submitted by Talmer Bancorp, Inc.  Unless the context indicates otherwise, all references in this letter to “the Company,” “we,” “us” and “our” refer to Talmer Bancorp, Inc. and our wholly owned subsidiaries, Talmer Bank and Trust and First Place Bank.

For your convenience, we have set forth each comment from the Comment Letter in italics and bold typeface and have included our response below it.  The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter.

General

1.              Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering. Please confirm your understanding that this is a requirement through the date of effectiveness.

Response:  We respectfully advise the Staff that no written communications have been presented to potential investors in reliance on Section 5(d) and we are not aware of any research reports published or distributed in reliance on Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in the offering.  We confirm our understanding of our responsibility to provide to the Staff any such written communications or research reports, as applicable, through the date of effectiveness.

2.              We note that the number of shares to be sold by the company and the selling shareholders is still not included, the price range is not included, and the underwriters are not named on the cover page. Please be advised that the staff may have further comments when this information is included in a pre-effective amendment.

Response:  We respectfully acknowledge the Staff’s comment.  We have selected Keefe, Bruyette & Woods to serve as lead underwriter for our offering.

Prospectus Summary, Overview

3.              We note your response to comment 5. Please revise the section entitled “Company Overview” on page 1 as follows:

•                  revise your claim in the second and third paragraphs and elsewhere that 99 percent of your acquired loans are “covered by loss share agreements with the FDIC” to clarify that the FDIC agreements only provide that under certain conditions and for a limited period for reimbursement of up to 80 percent of losses provided you fulfill specified conditions and as you state on page 27 “we are not protected for all losses;”

•                  revise the second paragraph to disclose the composition of the loans you acquired and their geographic location; and

•                  as we requested, revise the third paragraph to disclose that over 77 percent of your loans are real estate related and are concentrated in Detroit, Michigan and more than 50 percent of your loans are for commercial real estate concentrated in Detroit, Michigan.

Response:  As described in Amendment No. 2, on January 1, 2013, we closed on the acquisition of First Place Bank which contributed approximately $2.1 billion in deposits and $2.6 billion in assets (after acquisition adjustments).  As a result, we have revised the disclosure in Amendment No. 2, including the Prospectus Summary.  Following our acquisition of First Place Bank, our covered loans now represent 23.5% of total loans.  In addition, given our acquisition of First Place Bank, our loan concentration in the Detroit-

Warren-Livonia MI metropolitan statistical area (the “Detroit MSA”) has decreased substantially.

We have included a statement in the “Company Overview” section on page 2 that clarifies that the FDIC agreements only provide for coverage if we comply with the specific terms and conditions of the agreements, the time period of the agreements and the loss share threshold under the agreements.

We have also revised the “Market Areas” section of the Prospectus Summary on page 5 to disclose the  geographic location of our loans by state as of March 31, 2013.  We have also provided a more detailed analysis of the composition of our loan portfolio by state in Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) on page 84 of Amendment No. 2.  Given our concentration in the Detroit MSA, we have also included additional information beginning on page 5 regarding our percentage of loans located in the Detroit MSA, including a more detailed summary of the composition of our uncovered loans in this market.

As noted in our disclosure, the Detroit MSA includes a number of counties, including Wayne, Oakland, Macomb, Livingston, St. Clair and Lapeer.  While we do have a concentration of loans to borrowers located in the Detroit MSA as a whole, we respectfully advise the Staff that we do not have a concentration of loans to borrowers located in the city of Detroit in Wayne County, Michigan.  In this regard, as of March 31, 2013, only $35.6 million, or 1.3% of our total loan portfolio, were loans made to borrowers located in the city of Detroit, and of this amount, approximately $18.0 million, or 50%, were covered by loss share agreements with the FDIC.  Of the uncovered loans made to borrowers located in the city of Detroit, $8.3 million were commercial and industrial loans, $8.5 million were commercial real estate loans and approximately $1.0 million were residential real estate loans.  Because we do not have a concentration of real estate related loans in Detroit, Michigan, we have not provided this more detailed break-out of our loans located in the city of Detroit in Amendment No. 2, as to do so would not provide additional material information or meaningful disclosure to investors.

Emerging Growth Company Status

4.              We note your response to comment 4. Please revise your disclosure as follows:

•                  revise the section on page 2 to a brief description of each (not just some) of the exemptions available to you under the Jumpstart Our Business Startups Act;

•                  revise the section on page 2 and the risk factor on page 23 to state whether or not you intend to take advantage of each of the exemptions;

•                  as we requested, since you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2)(B) of the Act, revise the risk factor on page 30 to clarify that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies;

•                  revise the section entitled “Critical Accounting Policies” in MD&A to clarify that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies.

Response:  We have revised Amendment No. 2 in response to and in accordance with the Staff’s comments.  However, we respectfully advise the Staff that we are currently evaluating the extent to which we will take advantage of the scaled disclosure available to us as an emerging growth company, and we have disclosed this on page 9 of the “Prospectus Summary”, on page 41 in our “Risk Factors” section, and on page 66 in our “Critical Accounting Policies” in MD&A.  With respect to Section 102(b)(2)(B), we have determined that we will not elect to take advantage of the extended transition periods to comply with new or revised accounting standards, and we have revised our disclosure to state our election, as well as to provide that our election not to take advantage of the extended transition period is irrevocable.  This disclosure is also located on page 9 of the “Prospectus Summary”, on page 41 in our “Risk Factors” section, and on page 66 in our “Critical Accounting Policies” in MD&A.

Private Placements and FDIC-Assisted Transactions

5.              We note your response to comment 6. Please revise the section entitled “Private Placements and FDIC —Assisted Acquisitions” on page 2 as follows:

•                  revise the first paragraph to summarize the “specific terms and conditions” of the loss sharing agreements including any limits on the amount of losses for particular pools of loans, restrictions on modifications to loans and your obligation to make loss mitigation efforts;

•                  explain why you entered into two loss sharing agreements with the FDIC in each acquisition;

•                  revise your discussion of each acquisition to clearly state the aggregate purchase price paid by you; and

•                  with regard to the February 2012 private placement, advise the staff if a Purchase or other agreement was entered into and provide the staff with a copy supplementally. In addition, provide us supplementally with a copy of the subscription agreements used. Finally, if an Offering Circular or private placement memorandum was used, provide the staff with a copy.

Response:  We have revised our disclosure in Amendment No. 2 in response to and in accordance with the Staff’s comments on page 3 under “Private Placements and Acquisitions” to summarize additional terms and conditions of our loss share agreements and have included a cross reference to the broader summary of these agreements contained in “Loss Share Resolution” in our “Business” section beginning on page 117.  We have also clarified that there were two loss share agreements for each acquisition, one for commercial assets and one for single family residential mortgage loans.  In addition, we respectfully advise the Staff that in each of our FDIC-assisted acquisitions, we submitted negative bids to the FDIC to acquire the assets and assume the liabilities of each of the failed banks at a discount and, therefore, we did not pay a purchase price to the FDIC for the assets acquired and liabilities assumed in any of our FDIC-assisted acquisitions.  To enhance the explanation of these transactions, we have disclosed the negative bid amount for each of our FDIC-assisted acquisitions under “Private Placements and Acquisitions” in the Prospectus Summary.

With regard to the February 2012 private placement, we entered into a form of subscription agreement with each subscriber.  The form of stock subscription agreement entered into between us and the WLR Funds and the form of stock subscription agreement entered into between us and the other subscribers is being provided supplementally to the Staff contemporaneously with this response letter and the confidential submission of Amendment No. 2.  We also note that these stock subscription agreements included a commitment by each investor, subject to certain conditions, to invest additional amounts upon request by the Company.  The investors fully funded their committed investment amounts in December 2012, and no further investments will be made pursuant to these stock subscription agreements.  We respectfully advise the Staff that no offering circular or private placement memorandum was used in connection with the offering, which offering was made to accredited investors in reliance upon Rule 506 of Regulation D of the Securities Act of 1933, among others.

Market Areas

6.              We note your response to comment 7. As we requested, given your concentration of sixty five percent of your loans being to borrowers in the Detroit MSA, the concentration of these loans in real estate and the long term economic problems of the Detroit MSA, please revise the section entitled “Market Areas” on page 4 to summarize historic and current economic conditions in your market areas particularly the Detroit MSA. As we requested, please include historic trend data regarding unemployment rate, home prices and sales, commercial real estate prices and sales and foreclosures.

Response:  As noted in response to comment three above, on January 1, 2013, we closed on the acquisition of First Place Bank which contributed approximately $2.1 billion in deposits and $2.6 billion in assets (after acquisition adjustments).  Following our acquisition of First Place Bank, our concentration of loans to borrowers in the Detroit MSA decreased from 65% as of June 30, 2012, to 41% as of March 31, 2013.  As requested by the Staff, we have included certain historical trend data in the table in “Market Areas” on page 5 of Amendment No. 2, including population, population growth, median household income, projected growth in household income and unemployment rate.  We have also included additional economic information, including home prices, beginning on page 58 in the “Economic Overview” section of MD&A.

Our Competitive Strengths

7.              Please revise the section entitled “Our Competitive Strengths” as follows:

•                  revise your claim on the top of page 7 that your management team has “a proven track record of acquiring failed or failing financial institutions” to disclose the basis for this claim and to disclose whether or not each of them had success acquiring loan portfolios of the size you acquired from multiple failed banks seized by the FDIC; and

•                  revise your claim in the last bullet point on page 7 that you have an “attractive risk profile” by disclosing the basis for your claim and disclosing the extent to which you conducted due diligence on the loans before you acquired them and the basis upon which you “adjusted” the “estimated fair value of the loans at the time you acquired them.

Response:    We have revised the section entitled “Our Competitive Strengths” on page 8 of Amendment No. 2 to clarify that we believe our management team has demonstrated their ability to identify, analyze, acquire and integrate financial institutions, given our five acquisitions since 2010, four of which have been successfully integrated in our franchise.

We have also revised the section entitled “Attractive Risk Profile” on page 7 of Amendment No. 2 in response to and in accordance with the Staff’s comment.

Risk Factors

Risks Related to our Common Stock

8.              We note your response to comment 14. Please provide us with copies of the “passivity commitments” made by Ross funds to the Federal Reserve. Please discuss these commitments in the related party section.

Response:  We respectfully advise the Staff that we are not a party to the passivity commitments negotiated by the WLR Funds and the Federal Reserve and that we were not given a final executed copy of the passivity commitments, which are confidential agreements between those parties.  Further, we respectfully submit to the Staff that the passivity commitments and arrangements are not required to be disclosed by us under Item 404 of Regulation S-K.

We and certain of our shareholders are requires to comply…

9.              Revise the last paragraph to disclose the number of shares that may not be sold for 5 years and the expiration date(s) for those lock-up periods.

Response:  The FDIC Statement of Policy on Qualifications for Failed Bank Acquisitions provides that each investor that is subject to the Statement of Policy is prohibited from selling or transferring securities for a period of three years following the acquisition.  Our acquisition of CF Bancorp, our initial failed bank acquisition, occurred on April 30, 2010.  As such, the lock-up period expired on April 30, 2013 and no shares are currently subject to resale or transfer restrictions under the Statement of Policy.  We have revised our disclosure to address the expiration of the lock-up period on page 43 of Amendment No. 2.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Business Overview

10.       We note your response to comment 16. As we requested, revise the sixth paragraph to explain the reasons for the increase of over $23 million in salary and employee benefits in 2011, e.g., number of employees increased from x to x, making this your largest expense and quantify any reductions since December 31, 2011.

Response:  We have revised Amendment No. 2 in response to and in accordance with the Staff’s comments.  Please refer to page 81 in the section entitled “Noninterest Expense” in MD&A.

11.       We note your response to comment 17. As we requested, given that over 77 percent of your portfolio is real estate loans and 50 percent of your loans are commercial real estate in Detroit, provide discussion and analysis of Detroit’s home price index; residential real estate sales; single family housing permits and multifamily housing permits; foreclosures started and mortgage delinquencies; and commercial real estate prices; and sales and commercial building permits.

Response:  As noted in response to comment three above, given our concentration in the Detroit MSA, we have included additional information regarding our percentage of loans located in the Detroit MSA, including a more detailed summary of the composition of our uncovered loans in this market on pages 6 and 114 of Amendment No. 2.  However, as noted in response to comment three above, the Detroit MSA includes a number of counties, and while we do have a concentration of loans located to borrowers in the Detroit MSA as a whole, we respectfully advise the Staff that we do not have a concentration of loans to borrowers located in the city of Detroit in Wayne County, Michigan.  In this regard, as of March 31, 2013, only $35.6 million, or 1.3% of our total loan portfolio, were loans made to borrowers located in the city of Detroit, and of this amount, approximately $18.0 million, or 50%, were covered by loss share agreements with the FDIC.  Because we do not have a concentration of real estate related loans in Detroit, Michigan, we have not provided this more detailed break-out of our loans located in the city of Detroit in Amendment No. 2, as to do so would not provide additional material information or meaningful disclosure to investors.  We have, however, provided information that is reasonably available to us regarding the Detroit MSA beginning on page 58 of Amendment No. 2 in the “Economic Overview” section of MD&A, including unemployment statistics, wage growth and home prices.

12.       We note your response to comment 18. As we requested, please include discussion and analysis of your loan portfolio including the amount and percentage of your loans that are nonconforming, subprime, “alt A” loans, interest-only and option adjustable rate loans.

Response:  We have revised Amendment No. 2 in response to and in accordance with the Staff’s comments.  Please refer to page 86 of the section entitled “Loans” in our MD&A.

Summary of Acquisition and Loss Share Accounting

13.       We note your response to prior comment 23. We understand you evaluate each loan included in your acquisitions on a loan by loan basis wherein your loans are broken out between specific and non-specific populations. Regarding your non-specific review loans we understand you use an automated cash flow estimation process on an individual loan by loan basis that includes specific loan terms along with certain assumptions (e.g. loan and payment terms, default assumptions, discounts, prepayment data, etc.). Considering you have this information on a loan by loan basis, explain to us why it is more appropriate to use a staggered re-estimation process in arriving at your estimated cash flows on a period by period reporting basis.

Response:  We respectfully acknowledge the Staff’s comment and beginning with the re-estimations performed in the third quarter of 2012, we now perform re-estimations on a quarterly basis. We have modified our disclosure in the section entitled “Summary of Acquisition and Loss Share Accounting” in our MD&A beginning on page 63 of Amendment No. 2 to discuss our quarterly re-estimation process for purchased credit impaired (PCI) loans.

14.       Further, tell us how the evaluation of the purchased credit impaired loans on a staggered basis is in accordance with the authoritative accounting guidance within ASC 310-30.

Response:  We respectfully acknowledge the Staff’s comment and beginning with the re-estimations performed in the third quarter of 2012, we now perform re-estimations on a quarterly basis. Please refer to our response number 13 above.

Financial Results

15.       For each of the periods presented, please revise to quantify and disclose the net interest margin recognized on uncovered loans. Please also disclose and quantify the impact the changes in expectations on the acquired loans have had on the net interest margin as well for each of the periods presented.

Response:  We have revised Amendment No. 2 in response to and in accordance with the Staff’s comments for the period ended March 31, 2013 and the comparable period in 2012.  Please refer to pages 71 and 72 in the section entitled “Net Interest Income” in our MD&A.  However, we respectfully advise the Staff that we have not presented this information for each of the periods presented, as we did not begin specifically tracking the net interest margin recognized on uncovered loans until 2012.

Notes to Consolidated Financial Statements

Note 3. Fair Value — Loans

16.       Please revise to disclose whether upward revisions are made by management, as well as the types of revisions made, to appraised values in order to adjust for circumstances, economic changes or other, since the date of the appraisal that would impact the expected selling price.

Response:  We have revised our disclosure in response to and in accordance with the Staff’s comment.  Please refer to Note 3 on page F-91 of our audited consolidated financial statements.  Please note that management does not make any upward revisions to the appraised values.

Note 5. Loans

17.       We note your response to prior comment 25. Please revise your disclosures to disclose the timeframe over which the difference between the remaining discount and the associated indemnification asset on loans transferred to troubled debt restructuring status will be recorded. For each period presented the difference recognized in income/expense as well as the remaining outstanding amounts should be disclosed accordingly.

Response:  We respectfully acknowledge the Staff’s comment and note that in the first quarter of 2013, we consulted with the Office of Chief Accountant and the Division of Corporate Finance to address our accounting of purchased credit impaired or, PCI, loans that are individually accounted for under ASC 310-30.  Specifically, we sought guidance from the Staff regarding when PCI loans that are individually accounted for and are subsequently modified are considered troubled debt restructurings (TDR), and how to account for such loans once they are considered a TDR.

In response to the guidance provided by the Office of Chief Accountant and the Division of Corporate Finance, we amended our accounting policy for PCI loans considered to be TDRs and revised our financial statements as of and for the year ended December 31, 2012, to follow the accounting approach recommended by the Staff for loans removed from ASC 310-30 accounting. The revision to the financials did not have a material affect on the financial statements as of and for the year ended December 31, 2012.

Note 1, Basis of Presentation and Recently Adopted and Issued Accounting Standards, beginning on page F-7 of our unaudited consolidated financial statements for the quarter ended March 31, 2013, discusses our change in accounting policy regarding the identification of TDRs for modified loans accounted for under ASC 310-30.  In addition, Note 5, Loans, and Note 6, Allowance for Loan Losses, beginning on page F-27 and page F-39, respectively, incorporates our revised accounting policy for determining when PCI loans individually assessed under ASC 310-30 and subsequently modified are classified as TDRs.

Note 7.  Acquired Loans and Loss Sharing

18.       We note your response to prior comment 26. Please revise to include this information as well within the notes to the financial statements for the audited periods presented.

Response:  We have revised our disclosure in response to and in accordance with the Staff’s comment.  Please refer to Note 7, Acquired Loans and Loss Share Accounting, on page F-119 of our audited consolidated financial statements.

19.       In addition, the specific rollforwards included currently within Note 7, should be revised to specifically address and quantify the impact of the transfer of the purchase credit impaired loans (i.e. previously accounted for under ASC 310-30) to classification as troubled debt restructurings (i.e. which are being subsequently being accounted for in accordance with ASC 310-40).

Response:  We acknowledge the Staff’s comment.  As discussed in the response to comment number 17 above, we have amended our accounting policy for PCI loans considered to be TDRs and, therefore, the transfer of the PCI loans is no longer our accounting methodology.

We hope the foregoing information addresses the Staff’s comments regarding the referenced registration statement.  If you have any questions regarding this letter, please do not hesitate to contact me at (248) 498-2848 or our attorney Brennan Ryan at (404) 322-6218.

Very truly yours,

/s/ Dennis Klaeser

Chief Financial Officer

cc:           J. Brennan Ryan, Esq., Nelson Mullins Riley & Scarborough LLP